EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Historical
		Fiscal Year Ended
	2011	2010	2009	2008	2007	2006
Earnings:
Pre-tax income from continuing operations	2,726	5,642	3,119	1,810	7,068	4,287
Plus: Fixed Charges	657	315	305	838	2,123	1,861
Plus: Amortization of Capitalized Interest	10	10	10	10	1	0
Total:	3,393	5,967	3,434	2,658	9,192	6,148

Fixed Charges:
Interest Expensed	37	-	3	408	1,408	1,415
Amortized premiums, discounts, and capitalized expenses related to indebtedness	223	-	-	-	163	14
Estimated interest within rental expense	397	315	302	430	552	432
Total:	657	315	305	838	2,123	1,861

Ratio of Earnings to Fixed Charges:	5.17	18.93	11.25	3.17	4.33	3.30

For purposes of this table, “earnings” consists of income before income taxes plus fixed charges and less capitalized interest.  “Fixed charges” consists of interest expense and capitalized interest.